SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement concerning Write-downs on Investment Securities in the Third Quarter Consolidated Financial Statement” made public on Monday, February 9, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 9, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

February 9, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Concerning Write-downs on Investment Securities in the Third Quarter

Consolidated Financial Statement

TOKYO, Japan – February 9, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that for its Third Quarter results it had recorded write-downs due to write-downs of securities and investment in affiliates (including equity in net income (loss) and gain (loss) of affiliates). Total amount of write-downs recognized for the nine months ended December 31, 2008 is 64.1 billion yen.

Total amount of write-downs from write-downs of securities and investment in affiliates (including equity in net income (loss) of and gain (loss) of affiliates) for the three months ended December 31, 2008.

(A)     Total amount of write-downs from write-downs of securities and investment in affiliates (including equity in net income (loss) of and gain (loss) of affiliates) for the three months ended December 31, 2008.

¥62.9 Bn
(B) Net Assets as of March 31, 2008 (A / B x 100)	¥1,267.9 Bn (5.0%	)
(C) Income before Income Taxes as of March 31, 2008 (A / C x 100)	¥248.7 Bn (25.3%	)
(D) Net Income as of March 31, 2008 (A / D x 100)	¥169.6 Bn (37.1%	)

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-